

Mail Stop 3030

November 8, 2016

Via E-mail
Jean Hu
Chief Financial Officer
Marvell Technology Group Ltd.
Canon's Court
22 Victoria Street
Hamilton HM 12, Bermuda

Re: **Marvell Technology Group Ltd.**
        Form 10-K for the Fiscal Year Ended January 30, 2016
        Filed July 21, 2016
        File No. 000-30877

Dear Ms. Hu:

We have reviewed your October 18, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2016 letter.

Form 10-K for the Fiscal Year Ended January 30, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 39

1.   We note from your response to comment 7 that subsequent to fiscal year end 2016, you amended certain provisions of your revenue recognition policy as it relates to agreements with extended payment terms. Please revise your critical accounting policy discussion in future filings to identify and discuss any significant areas of judgment, specific

uncertainties, or assumptions used when accounting for revenues related to agreements with extended payment terms.

Item 9A. Controls and Procedures

Audit Committee Investigation, page 110

2.	We note your response to comment 7. Please tell us the amount of the premature revenue recorded and the periods impacted.

3.	It remains unclear from your response to comment 8 how you were able to conclude in paragraph (b) that your disclosures for the periods under investigation were not misleading given your conclusion in paragraph (a) that "for certain transactions Marvell's internal controls were not fully followed and revenue from certain pull-in and distributor transactions was recognized prematurely based on certain provisions of the revenue recognition policy in place at the time." Please include in your response a more detailed analysis of how you reached the conclusion in paragraph (b) if you were not fully following your own internal revenue recognition policies in place at the time or if you applied different revenue recognition policies for different reporting periods.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Timothy Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

 /s/ Lynn Dicker for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery